UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________
SCHEDULE 13G
(Rule 13d-102)
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
__________________
The Rubicon Project, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

78112V 10 2
(CUSIP Number)

December 31, 2015(1)
(Date of Event Which Requires Filing of this Statement)

__________________

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

EXPLANATORY NOTE

This Schedule 13G is being re-filed by the Reporting Person to replace and correct the Schedule 13G inadvertently filed on February 16, 2016 under the EDGAR codes of the Issuer rather than the Reporting Person.

1.		NAME OF REPORTING PERSON
Frank Addante
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)
(b) X
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
	5.	SOLE VOTING POWER
NUMBER OF		1,685,901 shares
SHARES	6.	SHARED VOTING POWER
BENEFICIALLY OWNED BY		1,250 shares
EACH	7.	SOLE DISPOSITIVE POWER
REPORTING		1,315,179 shares
PERSON	8.	SHARED DISPOSITIVE POWER
WITH:		1,250 shares
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,687,151 shares
10.		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
Not applicable.
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
3.6%[1]
12.		TYPE OF REPORTING PERSON
IN

1 Based upon 46,600,050 shares of Common Stock, par value $0.00001 per share, of The Rubicon Project, Inc. (the “Issuer”), outstanding as of December 31, 2015.

Item 1(a).	Name of Issuer:
The Rubicon Project, Inc., a Delaware corporation (“Issuer”).
Item 1(b).	Address of Issuer's Principal Executive Offices:
12181 Bluff Creek Drive, 4th Floor, Los Angeles, CA 90094
Item 2(a).	Name of Person Filing:
Frank Addante
Item 2(b).	Address of Principal Business Office or, if None, Residence:
12181 Bluff Creek Drive, 4th Floor, Los Angeles, CA 90094
Item 2(c).	Citizenship:
Mr. Addante is a citizen of the United States of America.
Item 2(d).	Title of Class of Securities:
Common Stock, par value $0.00001 per share (“Common Stock”).
Item 2(e).	CUSIP Number:
78112V 10 2
Item 3.
If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐⁭ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b) ☐⁭ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c) ☐⁭ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d) ☐⁭ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e) ☐⁭ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
(f) ☐⁭ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g) ☐⁭ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).
(h) ☐⁭ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i) ☐⁭ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j) ☐⁭ A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).
(k) ☐⁭ Group, in accordance with §240.13d-1(b)(1)(ii)(K).
Not applicable.

Item 4.	Ownership.

(a)    Amount beneficially owned:
As of December 31, 2015, Mr. Addante beneficially owned 1,687,151 shares of the Issuer’s Common Stock, including:
(1) 1,315,179 shares of Common Stock over which Mr. Addante has sole voting and investment power;
(2) 199,443 shares of unvested restricted Common Stock, over which Mr. Addante has sole voting power and no investment power, which will vest as follows, subject to Mr. Addante’s continuing employment with the Issuer: (a) 92,390 shares on May 15, 2016, (b) 22,873 shares on November 15, 2016, (c) 22,874 shares May 15, 2017; (d) 22,873 shares on November 15, 2017 and May 15, 2018, (e) 10,373 shares on November 15, 2018; and (f) 5,187 shares on May 15, 2019.
(3) 124,478 shares of unvested performance-based restricted Common Stock, over which Mr. Addante has sole voting power and no investment power, some, all or none of which will vest based on the performance of the Issuer’s common stock;
(4) 46,801 shares of unvested performance-based restricted Common Stock, over which Mr. Addante has sole voting power and no investment power, which will vest based upon the Issuer’s total stockholder return compared to an index; and
(5) 1,250 shares of Common Stock owned by Mr. Addante’s wife, as to which Mr. Addante may be deemed to share voting and investment power.
(b)    Percent of class: 3.6% [2]
(c)    Number of shares as to which the person has:
(i)    Sole power to vote or to direct the vote: 1,685,901 shares [3]
(ii)    Shared power to vote or to direct the vote: 1,250 shares [4]
(iii)    Sole power to dispose or to direct the disposition of: 1,315,179 shares [5]
(iv)    Shared power to dispose or to direct the disposition of: 1,250 shares [6]

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable.
Item 8.	Identification and Classification of Members of the Group.
Not applicable.
Item 9.	Notice of Dissolution of Group.
Not applicable.
Item 10.	Certifications.
Not applicable.
2 Based upon 46,600,050 shares of Common Stock, par value $0.00001 per share, of the Issuer outstanding as of December 31, 2015.
3 These shares consist of 1,315,179 shares of Common Stock owned by Mr. Addante, as well as 370,722 shares of unvested restricted Common Stock over which Mr. Addante has sole voting power.
4 These shares consist of 1,250 shares of Common Stock owned by Mr. Addante’s wife, as to which Mr. Addante may be deemed to share voting power.

5 These shares consist of 1,315,179 shares of Common Stock owned by Mr. Addante, and do not include Mr. Addante’s shares of unvested restricted Common Stock (over which he has no investment power).
6 These shares consist of 1,250 shares of Common Stock owned by Mr. Addante’s wife, as to which Mr. Addante may be deemed to share investment power.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 26, 2016

/s/ Frank Addante
Frank Addante